EXHIBIT 99.1

Golden Predator	Seabridge Gold Inc.
JOINT NEWS RELEASE

June 28, 2012

TSX: GPD	TSX: SEA
NR 12-21	NYSE: SA
www.goldenpredator.com	www.seabridgegold.net

Golden Predator Corp. and Seabridge Gold Inc.
Announce Closing of Transactions with Wolfpack Gold Corp.

Vancouver, British Columbia, June 28, 2012: Golden Predator Corp. ("Golden Predator") (TSX:GPD), and Seabridge Gold Inc. ("Seabridge") (TSX:SEA; NYSE:SA) are pleased to announce the closing of the previously announced transactions pursuant to which Golden Predator and Seabridge contributed an industry-leading portfolio of US gold assets to Wolfpack Gold Corp. ("Wolfpack") (the “Transactions”).

Golden Predator and Seabridge both seek to focus on their advanced Canadian assets and as such contributed select US gold properties to Wolfpack to create value from undervalued assets, and create a premier gold exploration and development company with its principal projects in Nevada, USA.

Wolfpack Property Portfolio
Golden Predator and Seabridge contributed to Wolfpack a total of 5 advanced stage properties, 3 development properties and a portfolio of exploration stage properties collectively comprising over 29,000 hectares of land, with Golden Predator's Adelaide Property and Seabridge's Castle Black Rock Property being the most advanced.

Please refer to the news release dated June 22, 2011 for a more detailed description of the properties contributed and the news release dated June 7, 2012 for a more detailed description of the transactions with Golden Predator and Seabridge.

About Wolfpack
Wolfpack's corporate mandate is to explore and develop commercially viable gold resources in the leading gold district of Nevada, USA.

Wolfpack will focus on both high grade underground and bulk tonnage open pit opportunities. Proven management plus access to unparalleled geological talent and extensive experience in Nevada provide the ability to maximize shareholder value from Wolfpack's quality asset base.

For additional information:

Wolfpack Gold Corp.

Nathan A Tewalt, CEO                              (775) 384-1271

Golden Predator Corp.

William M. Sheriff, Chairman & CEO    (604) 648-4653

Seabridge Gold Inc.

Rudi Fronk, President & CEO                  (416) 367-9292

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events.  Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance.  There are numerous risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information.  These and all subsequent written and oral forward-looking information are based on estimates and opinions on the dates they are made and are expressly qualified in their entirety by this notice.  Except as required by law, the companies assume no obligation to update forward-looking information should circumstances or management's estimates or opinions change.